UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                        INTERNATIONAL ROYALTY CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON SHARES
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     460277
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 4, 2008
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]      Rule 13d-1(b)

[X]      Rule 13d-1(c)

[ ]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 460277
--------------------------------------------------------------------------------

1.       Names of Reporting Persons.

         CHRIS VERBISKI

         I.R.S Identification Nos. of the above persons (entities only).

         N/A

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [ ]
         (b) [X]

3.       SEC Use Only

4.       Citizenship or Place of Organization

         CANADA

Number of       5.   Sole Voting Power   8,325,349 Common Shares
Shares
Beneficially    6.   Shared Voting Power 3,111,200 Common Shares
Owned by
Each            7.   Sole Dispositive Power 8,325,349 Common Shares
Reporting
Person With     8.   Shared Dispositive Power 3,111,200 Common Shares

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         11,436,549 Common Shares

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

11.      Percent of Class Represented by Amount in Row (11)

         14.57%

12.      Type of Reporting Person (See Instructions)

         IN

CUSIP No.  460277
--------------------------------------------------------------------------------

1.       Names of Reporting Persons.

         COORDINATES CAPITAL CORP.

         I.R.S Identification Nos. of the above persons (entities only).

         N/A

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [ ]
         (b) [X]

3.       SEC Use Only

4.       Citizenship or Place of Organization

         NEWFOUNDLAND AND LABRADOR, CANADA

Number of       5.   Sole Voting Power   0
Shares
Beneficially    6.   Shared Voting Power 3,111,200 Common Shares
Owned by
Each            7.   Sole Dispositive Power 0
Reporting
Person With     8.   Shared Dispositive Power 3,111,200 Common Shares

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

          3,111,200 Common Shares

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

11.      Percent of Class Represented by Amount in Row (11)

         3.96%

12.      Type of Reporting Person (See Instructions)

         CO

CUSIP No.  460277
--------------------------------------------------------------------------------

      This Amendment No. 1 is filed to update the information in Schedule 13G filed December 31, 2006. Amendment No. 1 is submitted in connection with the acquisition of additional Common Shares by the Reporting Persons. Amendment No. 1 restates the number of shares beneficially owned with sole and shared voting power, the number of shares beneficially owned with sole and shared dispositive power, the aggregate number of shares beneficially owned, and the percent of the class represented by the aggregate number of shares beneficially owned.

Item 1.          (a) Name of Issuer:
                      International Royalty Corporation

                 (b) Address of Issuer's Principal Executive Offices:
                      10 Inverness Drive East, Suite 104
                      Englewood
                      CO 80112

Item 2.          (a) Name of Person Filing:
                      Chris Verbiski
                      and
                      Coordinates Capital Corp.

                 (b)  Address of Principal Business Office or, if none,
                      Residence:
                      Chris Verbiski c/o Coordinates Capital Corp.
                      Suite 1002
                      TD Place
                      140 Water Street
                      St. John's
                      Newfoundland and Labrador
                      Canada, A1C 6H6

                 (c) Citizenship:
                      Canada

                 (d) Title of Class of Securities:
                      Common Shares

                 (e)  CUSIP Number:
                      460277

Item 3.          Not Applicable.



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CUSIP No.  460277
--------------------------------------------------------------------------------

Item 4.          Ownership

                 Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                 (a) Amount beneficially owned:

                      11,436,549 shares

                 (b) Percent of class:

                      14.57%(1)

                 (c) Number of shares as to which the person has:

                            (i) sole power to vote or to direct the vote:

                                Chris Verbiski has the sole power to vote or to
                            direct the vote of 8,325,349 Common Shares, which he owns directly.

                                Coordinates Capital Corp., which is wholly owned
                            and controlled by Chris Verbiski, does not have sole power to vote or to direct the vote of any shares.

                            (ii) shared power to vote or to direct the vote:

                                Chris Verbiski and Coordinates Capital Corp.
                            share voting power with respect to the 3,111,200 shares directly owned by Coordinates Capital Corp.

                            (iii) sole power to dispose or to direct the
                                  disposition of:

                                Chris Verbiski has the sole power to dispose or
                            to direct the disposition of 8,325,349 shares. Coordinates Capital Corp. does not have sole power to dispose or to direct the disposition of any shares.

                            (iv) shared power to dispose or to direct the
                                 disposition of:
                                Chris Verbiski and Coordinates Capital Corp.
                            share dispositive power with respect to the 3,111,200 shares directly owned by Coordinates Capital Corp.

Item 5.          Ownership of Five Percent or Less of a Class

                 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ?

Item 6.          Ownership of More than Five Percent on Behalf of Another Person

                 Not Applicable.

--------------------
(1) Based on the Basic weighted average shares outstanding on September 30, 2008 reported in the Issuer's Consolidated Financial Statements for the Nine Months Ended September 30, 2008.

CUSIP No.  460277
--------------------------------------------------------------------------------

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

                 Not Applicable.

Item 8.          Identification and Classification of Members of the Group

                 Not Applicable.

Item 9.          Notice of Dissolution of Group

                 Not Applicable.

Item 10.         Certification

                 By signing below each reporting persons certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  December 4th, 2008


                                            CHRIS VERBISKI


                                            /s/ Chris Verbiski
                                            ------------------




                                            COORDINATES CAPITAL CORP.


                                            By: /s/ Chris Verbiski
                                                ------------------
                                            Name: Chris Verbiski
                                            Title: President & CEO



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